File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

(Filed September 27, 2006)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated September 27, 2006

Press Release

Capital Stock Increase Approved at General Ordinary Shareholders' Meeting

San Pedro Garza Garcia, Nuevo Leon, Mexico - September 27, 2006.- Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO), at its Ordinary Shareholder Meeting held today, approved an increase in the variable portion of the Company's capital stock through which the company expects to receive funds totaling Ps.550 million. Vitro's current shareholders may subscribe shares by exercising their preemptive rights as provided in its corporate by-laws.

Shareholders approved that each of the 62,857,143 (sixty two million, eight hundred and fifty seven thousand, one hundred and forty three) Vitro new Series "A" nominative ordinary shares with no par value to be issued, representing the capital increase, will be subscribed at a theoretical value of Ps. 1.00 plus a subscription premium of Ps. 7.75 to be credited to Stockholders' Equity in the Paid-in capital account. As a result, each share will be subscribed at a total value of Ps. 8.75.

Therefore, shareholders' approved a Ps. 62,857,143 (sixty two million, eight hundred and fifty seven thousand, one hundred and forty three pesos) increase in the variable portion of the capital stock, which added to the Ps. 487,142,858 million (four hundred eighty seven million, one hundred and forty two thousand, eight hundred and fifty eight pesos) resulting from the subscription premium, will result in a total of Ps. 550,000,000 (five hundred million pesos), which the company expects to obtain from this capital increase.

Once shareholders subscribe to and pay for this increase the company's capital stock will total Ps. 386,857,143 million (three hundred eighty six, eight hundred and fifty seven thousand, one hundred and forty three pesos).

"We continue to make progress in our glass focused strategy as we take additional steps to strengthen our financial position. The capital increase approved today is one more sign of the support and confidence our shareholders have in the future of our company", commented Federico Sada, Vitro's Chief Executive Officer.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information please contact:

Media Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: September 27, 2006